FOR IMMEDIATE RELEASE: NEWS                                            NEWS
August 5, 1997                                      Nasdaq National Market/AVRT
                                                    http://www.avert.com

          AVERT, INC. ANNOUNCES RECORD FINANCIAL RESULTS FOR THE SECOND
                          QUARTER AND SIX MONTH PERIOD
       Second Quarter Net Revenues Grow 25% to Reach a Record $2.5 Million

FORT COLLINS, Colorado - Avert, Inc. (Nasdaq National Market/AVRT), an information services company that provides employment background checks to a growing nationwide customer base, today announced record financial results for its second quarter and six month period ended June 30, 1997.

Net revenues for the second quarter 1997, grew to a record $2,458,400, up 25% from $1,967,800 in the comparable quarter a year ago. Service revenue for the quarter grew to $118,800, up 362% from the same period a year ago. Product revenue for the quarter increased 20% to $2,224,700. The average revenue per day increased to $36,600 from $29,500 in the second quarter a year ago. Through six months, the Company reported net revenues of $4,554,400, up 25.8% from $3,620,100 in the same period last year.

The Company continued its strong growth with 562 new customers in the second quarter.

Net income, after tax, reached a record $283,600, or 8 cents per share, up 5% from $270,500, or 8 cents per share, in the same quarter last year. Net income for the six month period was up 15% to $532,300, or 15 cents per share, up from $461,500, or 13 cents per share, in the comparable period a year ago.

"We are pleased to see our revenues continue to grow strongly as the economy seems to decrease the number of people looking for work. The low employment rate has resulted in less sales per customer for the second quarter of 1997, as compared to the second quarter of 1996," said Dean Suposs, president and chairman of Avert, Inc. "Our increased revenues are a reflection of our strong customer retention and sales commitment to provide the additional services customers are seeking."

Revenue from criminal history reports grew 22% from the second quarter year ago; previous employment reports, education and credit reports advanced 32%; motor vehicle driving records increased 13%; revenue from other products and services decreased 3%; and workers' compensation histories declined 8%.

During the quarter, the Company continued to roll out its new online order entry and report retrieval system, Avertnet. This first phase of the Company's internal software conversion has been well received by customers. The Company continues to concentrate on a complete computer operating system conversion scheduled for fourth quarter.

"we are pleased with the progress of the software conversion. We have been able to meet the goals of the system development while remaining on budget and on schedule. As predicted, depreciation expenses are beginning to impact the bottom line, with future benefits expected. We look forward to the completion of the project in the fourth quarter and anticipate that once it is fully functional in 1998, the revenue per employee will increase from $150,000 in 1997 to more than $200,000 per employee in 1998," continued Suposs.

Product research has continued with two additions to Avert's product line scheduled for release shortly after the completion of the software conversion project. Those are onsite drug testing and an interactive phone application.

During the Company's annual meeting held June 11, stockholders approved a proposal to increase the number of incentive stock options available for employees to 525,000 options, up from 363,337.

Through its headquarters in Fort Collins, Avert is an information services company that provides thousands of employment background checks daily to employers nationwide. Avert guarantees that its products and services are the most current and accurate available. Products and services include criminal records, civil records, workers' compensation histories, driving records, previous employment verification, credit histories, education verification and social security number validation.


EARNINGS RECAP                                                    Second Quarter Ended                       Six Months Ended
                                                                          June 30,                               June 30,
                                                              -----------------------------            ----------------------------
                                                                 1997                1996                  1997              1996
                                                                 ----                ----                  ----              ----
                                                                        (unaudited)                             (unaudited)

Revenue ............................................          $2,458,400          $1,967,800          $4,554,400          $3,620,100
Net Income .........................................          $  283,600          $  270,500          $  532,300          $  461,500
Net Income per common share ........................          $      .08          $      .08          $      .15          $      .13
Weighted avg. shares outstanding ...................           3,493,500           3,418,500           3,466,300           3,427,800

BALANCE SHEET DATA                                              June 30,         December 31,
                                                                 1997                1996
                                                              ----------         -----------

Working Capital ...................................          $ 6,506,400         $ 6,375,000
Total Assets ......................................          $10,983,900         $ 9,495,000
Total Liabilities .................................          $ 1,235,000         $   809,000
Shareholders' Equity ..............................          $ 9,748,900         $ 8,686,000



Contact:
Avert, Inc.
Investor Relations
970/484-7722





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